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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
BlackRock, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
US09247X1019
(CUSIP Number)
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: 212-449-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 25, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		52,396,167 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,396,167 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,396,167 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
1   Based on 117,220,949 shares of Common Stock, par value $0.01, of BlackRock, Inc. issued and outstanding as of August 31, 2008 (the “Common Stock Outstanding”).

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Investment Managers, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,004,007 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 -- Shares

WITH	10	SHARED DISPOSITIVE POWER

4,004,007 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,004,007 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA
2   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Fund Asset Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		16,019,116 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 -- Shares

WITH	10	SHARED DISPOSITIVE POWER

16,019,116 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,019,116 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA
3  Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Princeton Administrators, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,675 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

6,675 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,675 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA
4   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,029,798 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

20,029,798 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,029,798 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
5   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Princeton Services, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,029,798

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

20,029,798 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,029,798 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
6   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Government Securities Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

52,395,082 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,395,082 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD, CO
2   Based on the Common Stock outstanding

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch, Pierce, Fenner & Smith Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,085 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,085 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,085 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD, IA, CO
7   Based on the Common Stock outstanding.

CUSIP No. US09247X1019
Item 1. Security and Issuer.
     This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of BlackRock, Inc. (formerly New BlackRock, Inc. and New Boise, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 40 East 52nd Street, New York, New York 10022.
Item 2. Identity and Background.
     This statement is being filed by Merrill Lynch & Co., Inc. (“ML&Co.”), Merrill Lynch Investment Management, L.P. (“MLIM LP”), Fund Asset Management, L.P. (“FAM LP”), Princeton Administrators, L.P. (“Princeton Administrators”), Merrill Lynch Group, Inc. (“ML Group”), Princeton Services, Inc. (“Princeton Services”) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Merrill Lynch Government Securities Inc. (“MLGSI”)(collectively, the “Reporting Persons”).
     ML&Co. is a Delaware corporation that, through its subsidiaries, including the other Reporting Persons, provides broker-dealer, investment banking, financing, wealth management, advisory, asset management, insurance, lending, and related products and services on a global basis. ML Group is a Delaware corporation. Princeton Services is a Delaware corporation. Princeton Services is the general partner of each of Princeton Administrators, MLIM LP, and FAM LP. MLIM LP, Princeton Administrators, and FAM LP are Delaware limited partnerships that formerly owned many of the assets that constituted the Merrill Lynch Investment Managers asset management business (the “MLIM Business”). MLPF&S is a Delaware corporation. MLGSI is a Delaware Corporation.
     The principal business address of ML&Co., and the address of its principal office, is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. The principal business address of each other Reporting Person is c/o ML&Co. at the same address.
     The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML&Co, ML Group, Princeton Services, MLPF&S and MLGSI are set forth in Schedules I-A, II-A, III-A, IV-A and V-A hereto respectively which are incorporated herein by reference.
     The name, business address, present principal occupation or employment, and citizenship of each executive officer of ML&Co, ML Group, Princeton Services, MLPF&S and MLGSI are set forth in Schedules I-B, II-B, III-B, IV-B and V-B hereto respectively, which are incorporated herein by reference.
     During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B, V-A or V-B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, except as disclosed in Amendment 1 to this Schedule 13-D, filed with the SEC on July 22, 2008.

CUSIP No. US09247X1019
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 25, 2008, a copy of which is attached hereto as Exhibit 7.01.
Item 3. Source and Amount of Funds or Other Consideration.
     MLGSI may be considered to beneficially own Shares under repurchase agreements with respect to the Shares entered into between MLGSI and each of ML&Co, Merrill Lynch Investment Managers L.P., Fund Asset Management L.P. and Princeton Administrators L.P.

Item 5. Interest in Securities of the Issuer.
     (a) As of September 25, 2008, the Reporting Persons beneficially owned, in the aggregate, 52,396,167 Shares and 12,604,918 shares of Preferred Stock. The beneficially owned Shares represent, in the aggregate, beneficial ownership of approximately 44.7% of the Common Stock outstanding. The Reporting Persons constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, each Reporting Person may be deemed to beneficially own any Shares that may be beneficially owned by each other Reporting Person.
     The aggregate number and percentage of Shares beneficially owned by each of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B V-A and V-B hereto are set forth on Schedule VI hereto, which is incorporated by reference into this Item 5(a).
     (b) Each Reporting Person, excluding MLGSI, shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated above.
     Each Reporting Person shares the power to dispose or direct the disposition of shares of Preferred Stock beneficially owned by such Reporting Person as indicated above.
     (c) Schedule VII hereto, which is incorporated by reference in its entirety into this Item 5(c), sets forth the transactions in the Shares which, to the knowledge of Merrill Lynch, have been effected during the 60 days prior to September 25, 2008 (excluding any transactions that may have been effected for managed accounts with funds provided by third party customers). All of the transactions set forth on Schedule VII were effected in the ordinary course of business of Merrill Lynch, including to correct errors made in connection with trades in the Issuer’s Shares. The transactions in the Shares described on Schedule VII were effected on the NYSE or the over-the-counter market for cash. Except as described above, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B V-A, V-B or VI hereto during such 60-day period.
CUSIP No. US09247X1019
     (d) Not applicable.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On September 25, 2008, ML&Co, MLGSI and the Issuer entered into a consent and waiver (the “Consent”) with respect to the Amended and Restated Stockholder Agreement (the “Stockholder Agreement”), dated as of July 16, 2008, between ML&Co. and BlackRock. The Consent permits ML&Co. and any of its relevant affiliates to take advantage of the Federal Reserve Bank of New York’s (the “Federal Reserve”) recent expansion of eligible collateral under the Primary Dealer Credit Facility by, among other things, entering into one or more repurchase agreements (each, a “Repurchase Agreement”) with the Federal Reserve for all or a part of the Shares owned by MLGSI. The Consent and the Stockholder Agreement are attached hereto as exhibits 7.04 and 7.05 respectively, and are incorporated in their entirety into this Item 6.
     The Consent expires upon, and any Repurchase Agreement will mature according to its terms immediately prior to, the consummation of ML&Co’s proposed merger with Bank of America Corporation. If ML&Co and MLGSI do not meet their obligations under a Repurchase Agreement, neither the Federal Reserve nor any subsequent owner of the Shares will become subject to any of the terms or provisions of the Stockholder Agreement. In that event, ML&Co. will remain bound by all applicable terms of the Stockholder Agreement.

CUSIP No. US09247X1019
Item 7. Material to be Filed as Exhibits

Exhibit	Description

7.01.	Joint Filing Agreement, dated as of September 25, 2008, by and among Merrill Lynch & Co., Inc., Merrill Lynch Investment Management, L.P., Fund Asset Management, L.P., Princeton Administrators, L.P., Merrill Lynch Group, Inc., Princeton Services, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Government Securities Inc.

7.02	Power of Attorney, dated October 9, 2006, relating to Merrill Lynch Group, Inc. (incorporated by reference to Exhibit 7.06 of the Reporting Persons’ statement on Schedule 13D with respect to the Issuer, filed on October 10, 2006).

7.03	Power of Attorney, dated September 23, 2008, relating to Merrill Lynch Government Securities Inc.

7.04	Consent and Waiver Letter Agreement, dated as of September 25, 2008, by and between Merrill Lynch & Co., Inc., Merrill Lynch Government Securities Inc. and BlackRock, Inc.

7.05	Amended and Restated Stockholder Agreement, dated as of July 16, 2008, by and between Merrill Lynch & Co., Inc. and BlackRock, Inc. (incorporated by reference to Exhibit 7.02 of the Reporting Persons’ Amendment No. 1 to its statement on Schedule 13D with respect to the Issuer, filed on July 22, 2008).

CUSIP No. US09247X1019
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 25, 2008

MERRILL LYNCH & CO., INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Assistant Secretary

MERRILL LYNCH INVESTMENT MANAGERS, L.P.

By:	Princeton Services, Inc., its General Partner

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Vice President and Secretary

FUND ASSET MANAGEMENT, L.P.

By:	Princeton Services, Inc., its General Partner

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Vice President and Secretary

PRINCETON ADMINISTRATORS, L.P.

By:	Princeton Services, Inc., its General Partner

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Vice President and Secretary

MERRILL LYNCH GROUP, INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Authorized Person

MERRILL LYNCH GOVERNMENT SECURITIES INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Authorized Person

CUSIP No. US09247X1019

PRINCETON SERVICES, INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Vice President and Secretary

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Assistant Secretary

CUSIP No. US09247X1019
SCHEDULE I-A
     The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of ML&Co. are set forth below.
     All directors listed below are United States citizens except for Judith Mayhew Jonas who is a U.K. citizen.

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Carol T. Christ	President, Smith College
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Armando M. Codina	President and Chief Executive Officer of Flagler
Development Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Virgis W. Colbert	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John D. Finnegan	Chairman of the Board, President and Chief Executive
Officer of The Chubb Corporation
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Judith Mayhew Jonas	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Aulana L. Peters	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Joseph W. Prueher	Corporate Director, former U.S. Ambassador to the People’s Republic of China
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Ann N. Reese	Co-Founder and Co-Executive Director of the Center for Adoption Policy
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Charles O. Rossotti	Senior Advisor to The Carlyle Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John A. Thain	Chairman of the Board and Chief Executive Officer
Merrill Lynch & Co., Inc.
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019
SCHEDULE I-B
     The name and present principal occupation or employment of each executive officer of ML&Co. are set forth below.
     The business address for all the executive officers listed below is 4 World Financial Center, 250 Vesey Street, New York, New York 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel

Nelson Chai	Executive Vice President, Chief Financial Officer

Gregory J. Fleming	President; Chief Operating Officer

Robert J. McCann	Executive Vice President; President, Vice Chairman, Global Wealth Management

Thomas K. Montag	Executive Vice President; Head of Global Sales & Trading

Thomas J. Sanzone	Executive Vice President; Chief Administrative Officer

John A. Thain	Chairman of the Board and Chief Executive Officer

CUSIP No. US09247X1019
SCHEDULE II-A
     The name and present principal occupation or employment of each director of ML Group are set forth below.
     The principal business address of each director is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens

Name	Present principal occupation or employment

Richard B. Alsop	Senior Vice President, Corporate Law

Gary M. Carlin	Managing Director, Merrill Lynch Finance

Marlene B. Debel	Managing Director, Global Treasury

D. Kevin Dolan	Senior Vice President, Corporate Tax

CUSIP No. US09247X1019
SCHEDULE II-B
     The name and present principal occupation or employment of each executive officer of ML Group are set forth below.
     The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Richard B. Alsop	Vice President Senior Vice President, Corporate Law

Gary M. Carlin	President Managing Director, Merrill Lynch Finance

D. Kevin Dolan	Chairman of the Board, Senior Vice President, Corporate Tax

CUSIP No. US09247X1019
SCHEDULE III-A
     The name and present principal occupation or employment of each director of Princeton Services are set forth below.
     The principal business address of each director is Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens.

Name	Present principal occupation or employment

John J. Fosina	Senior Vice President, Corporate Audit

Carlos M. Morales	Senior Vice President, Office of General Counsel

CUSIP No. US09247X1019
SCHEDULE III-B
     The name and present principal occupation or employment of each executive officer of Princeton Services are set forth below.
     The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

John J. Fosina	President, Senior Vice President, Corporate Audit

Carlos M. Morales	Senior Vice President, Office of the General Counsel

CUSIP No. US09247X1019
SCHEDULE IV-A
     The name and present principal occupation or employment of each director of MLPF&S are set forth below.
     The principal business address of each director is 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens.

Name	Present principal occupation or employment

Candace E. Browning	Senior Vice President; President of Merrill Lynch Global Research

Gregory J. Fleming	Executive Vice President; President and Chief Operating Officer of Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management

Carlos M. Morales	Senior Vice President, Office of General Counsel

CUSIP No. US09247X1019
SCHEDULE IV-B
     The name and present principal occupation or employment of each executive officer of MLPF&S are set forth below.
     The business address for all the executive officers listed below is 4 World Financial Center, New York, NY 10080 unless otherwise noted.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel of Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management

Joseph F. Regan	First Vice President, Chief Financial Officer and Controller Merrill Lynch & Co., Inc. 95 Greene Street (8th Floor) Jersey City, NJ 07032

CUSIP No. US09247X1019
SCHEDULE V-A
     The name and present principal occupation or employment of each director of MLGSI are set forth below.
     The principal business address of each director is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens

Name	Present principal occupation or employment
Christopher M. Bury	Director, Fixed Income, Currencies and Commodities

Paul W. Murphy	Managing Director, Fixed Income, Currencies and Commodities

Daniel B. Markaity	Managing Director, Fixed Income, Currencies and Commodities

CUSIP No. US09247X1019
SCHEDULE V-B
     The name and present principal occupation or employment of each executive officer of MLGSI are set forth below.
     The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment
Christopher M. Bury	Director, Fixed Income, Currencies and Commodities

Paul W. Murphy	Managing Director, Fixed Income, Currencies and Commodities

Daniel B. Markaity	Managing Director, Fixed Income, Currencies and Commodities

Christopher M. Moran	Director, Fixed Income, Currencies and Commodities Services

Joseph F. Regan	First Vice President, Corporate Controller

CUSIP No. US09247X1019
SCHEDULE VI
     The aggregate number and percentage of the Issuer stock beneficially owned by each of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B, V-A and V-B hereto are set forth below:
     Gregory J. Fleming beneficially owns 95 Shares, but does not have the power to dispose or direct the disposition of such Shares.

SCHEDULE VII
     Merrill Lynch engaged in the following purchases and sales of the Shares during the 60-day period prior to the date hereof:

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	7/29/2008	25	217.7800
Common Stock	P	7/30/2008	45	224.5900
Common Stock	S	7/30/2008	75	217.1000
Common Stock	S	7/31/2008	45	219.7000
Common Stock	S	8/5/2008	300	226.5567
Common Stock	S	8/20/2008	65	209.4400
Common Stock	S	8/20/2008	35	209.3701
Common Stock	S	8/20/2008	65	209.4400
Common Stock	S	8/20/2008	35	209.3701
Common Stock	S	8/27/2008	3	206.1800
Common Stock	S	8/27/2008	3	206.1800
Common Stock	S	9/2/2008	5	222.6900
Common Stock	S	9/2/2008	5	222.6900
Common Stock	S	9/3/2008	35	219.2648
Common Stock	S	9/3/2008	6	219.2648
Common Stock	S	9/3/2008	11	219.2648
Common Stock	S	9/3/2008	11	219.2648
Common Stock	S	9/3/2008	25	219.2648
Common Stock	S	9/3/2008	22	219.2648
Common Stock	S	9/3/2008	10	219.2648
Common Stock	S	9/3/2008	25	219.2648
Common Stock	S	9/3/2008	19	219.2648
Common Stock	S	9/3/2008	33	219.2648
Common Stock	S	9/3/2008	46	219.2648
Common Stock	S	9/3/2008	28	219.2648
Common Stock	S	9/3/2008	17	219.2648
Common Stock	S	9/3/2008	16	219.2648
Common Stock	S	9/3/2008	15	219.2648
Common Stock	S	9/3/2008	38	219.2648
Common Stock	S	9/3/2008	16	219.2648
Common Stock	S	9/3/2008	14	219.2648
Common Stock	S	9/3/2008	31	219.2648
Common Stock	S	9/3/2008	35	219.2648
Common Stock	S	9/3/2008	6	219.2648
Common Stock	S	9/3/2008	11	219.2648
Common Stock	S	9/3/2008	11	219.2648
Common Stock	S	9/3/2008	25	219.2648
Common Stock	S	9/3/2008	22	219.2648
Common Stock	S	9/3/2008	10	219.2648
Common Stock	S	9/3/2008	25	219.2648
Common Stock	S	9/3/2008	19	219.2648
Common Stock	S	9/3/2008	33	219.2648
Common Stock	S	9/3/2008	46	219.2648
Common Stock	S	9/3/2008	28	219.2648
Common Stock	S	9/3/2008	17	219.2648
Common Stock	S	9/3/2008	16	219.2648
Common Stock	S	9/3/2008	15	219.2648
Common Stock	S	9/3/2008	38	219.2648
Common Stock	S	9/3/2008	16	219.2648
Common Stock	S	9/3/2008	14	219.2648
Common Stock	S	9/3/2008	31	219.2648
Common Stock	S	9/8/2008	13	218.9600
Common Stock	S	9/8/2008	55	218.9600
Common Stock	S	9/8/2008	30	218.9600
Common Stock	S	9/8/2008	43	218.9600
Common Stock	S	9/8/2008	44	218.9600
Common Stock	S	9/8/2008	4	218.9600
Common Stock	S	9/8/2008	13	218.9600
Common Stock	S	9/8/2008	55	218.9600
Common Stock	S	9/8/2008	30	218.9600
Common Stock	S	9/8/2008	43	218.9600
Common Stock	S	9/8/2008	44	218.9600
Common Stock	S	9/8/2008	4	218.9600
Common Stock	P	9/10/2008	100	220.8580
Common Stock	S	9/11/2008	100	209.9550
Common Stock	P	9/11/2008	100	219.1590
Common Stock	S	9/11/2008	100	213.6220
Common Stock	S	9/16/2008	60	207.7200
Common Stock	P	9/17/2008	50	195.4500
Common Stock	P	9/17/2008	75	192.1400
Common Stock	S	9/18/2008	50	185.8700
Common Stock	P	9/18/2008	20	187.2500
Common Stock	S	9/19/2008	20	215.0100
Common Stock	P	9/19/2008	5,300	205.3197